Filed Pursuant to Rule 433

Registration No. 333-197958

Supplementing the Preliminary Prospectus

Supplement dated August 8, 2016

(To Prospectus dated September 22, 2014)

$1,000,000,000

Archer-Daniels-Midland Company

2.500% Notes due 2026

Final Term Sheet

August 8, 2016

Issuer:	Archer-Daniels-Midland Company
Title of Securities:	2.500% Notes due 2026
Trade Date:	August 8, 2016
Settlement Date:	August 11, 2016 (T+3)
Principal Amount:	$1,000,000,000
Ratings (Moody’s/S&P/Fitch):	A2/A/A
Maturity Date:	August 11, 2026
Interest Rate:	2.500%
Interest Payment Dates:	Semi-annually on February 11 and August 11, beginning on February 11, 2017
Yield to Maturity:	2.533%
Spread to Benchmark Treasury:	95 bps
Benchmark Treasury:	UST 1.625% due May 15, 2026
Benchmark Treasury Price and Yield:	100-12;1.583%
Public Offering Price:	99.710%
Redemption Provisions:
Make-Whole Call:	The Issuer may redeem all or part of the Notes at any time or from time to time prior to May 11, 2026 (three months prior to the maturity date of the Notes, the “Par Call Date”), at its option, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would have been payable if the notes being redeemed on that redemption date matured on the Par Call Date (excluding interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 15 basis points, plus, in each case, accrued and unpaid interest on the Notes being redeemed to, but excluding, the redemption date.

Par Call:	The Issuer may redeem all or part of the Notes at any time or from time to time on and after the Par Call Date, at its option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on such Notes to, but excluding, the redemption date.
CUSIP/ISIN:	039483 BL5/US039483BL57
Joint Book-Running Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. Deutsche Bank Securities Inc. MUFG Securities Americas Inc.
Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus, Registration Statement No. 333-197958) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.